                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                              --------------------

                                 SCHEDULE 14D-1
      TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                              --------------------

                      DAMSON/BIRTCHER REALTY INCOME FUND I
                            (NAME OF SUBJECT COMPANY)
                              GRAPE INVESTORS, LLC
                      A DELAWARE LIMITED LIABILITY COMPANY
                                    (BIDDER)


                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)



                      (CUSIP Number of Class of Securities)


                             Don Augustine, Manager
                           Arlen Capital Advisors, LLC
                       1650 Hotel Circle North - Suite 200
                          San Diego, California  92108
                                 (619) 686-2002
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)


                                 --------------


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
          TRANSACTION VALUATION*             AMOUNT OF FILING FEE
               $3,000,000                            $600
--------------------------------------------------------------------------------

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 20,000 INTERESTS AT A PURCHASE PRICE OF $1,467 FOR EACH .01 PERCENT OF INTERESTS IN THE PARTNERSHIP.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     AMOUNT PREVIOUSLY PAID:       NOT APPLICABLE                FILING PARTY:       NOT APPLICABLE
     FORM OF REGISTRATION NO.:     NOT APPLICABLE                DATE FILED:         NOT APPLICABLE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      14D-1


 CUSIP NO. (None)                                             Page 2 of 8 Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Grape Investors, LLC - IRS Identification #33-0712011
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group (See
      Instructions)                                (a)   / /
                                                   (b)   / /
--------------------------------------------------------------------------------
  3.  SEC Use Only

--------------------------------------------------------------------------------
  4.  Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
  5.  Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(e) or 2(f)         / /
--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization

      State of Delaware
--------------------------------------------------------------------------------
  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      Approximately 4.6 percent of the issued and outstanding Limited Partnership Interests
--------------------------------------------------------------------------------
  8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See
      Instructions)                          / /

--------------------------------------------------------------------------------
  9.  Percent of Class Represented by Amount in Row (7)

      Less than 4.7 percent of the issued and outstanding Limited
      Partnership Interests
--------------------------------------------------------------------------------
 10.  Type of Reporting Persons (See Instructions)

      OO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      14D-1

 CUSIP NO. (None)                                             Page 3 of 8 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Arlen Capital Advisors, LLC - IRS Identification #33-0713478
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group (See
      Instructions)                                (a)   / /
                                                   (b)   / /
--------------------------------------------------------------------------------
  3.  SEC Use Only

--------------------------------------------------------------------------------
  4.  Sources of Funds (See Instructions)

      AF
--------------------------------------------------------------------------------
  5.  Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                  / /

--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization

      State of California
--------------------------------------------------------------------------------
  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      Approximately 4.6 percent of the issued and outstanding Limited Partnership Interests
--------------------------------------------------------------------------------
  8.  Check if the Aggregate in Row (7) Excludes Certain Shares
      (See Instructions)                     / /

--------------------------------------------------------------------------------
  9.  Percent of Class Represented by Amount in Row (7)

      Less than 4.7 percent of the issued and outstanding Limited
      Partnership Interests
--------------------------------------------------------------------------------
 10.  Type of Reporting Persons (See Instructions)

      OO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Damson/Birtcher Realty Income Fund I, a Pennsylvania Limited Partnership, and the address of its executive offices is 27611 La Paz Road, P.O. Box 30009, Laguna Niguel, California 92607-0009.

     (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     This Schedule 14D-1 relates to a tender offer by Grape Investors, LLC, a Delaware limited liability company ("Purchaser"), to purchase any or all of the 20,000 Interests (as hereinafter defined) issued and outstanding of Damson/Birtcher Realty Income Fund I, a Pennsylvania Limited Partnership, (the "Partnership"), at $1,467 for each .01 percent of Interests, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 1997, and the related Agreement of Sale (which together constitute the "Offer"), which are attached to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. As used herein, "Interests" means with respect to the Partnership the Limited Partnership Interests representing the limited partner interests in the Partnership issued for an original $1,000 investment. This Schedule 14D-1 is being filed on behalf of Purchaser.

     (c) The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer - Price Range of the Interests and - Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(d) and (g) The information set forth in the "Introduction," Section 11 ("Certain Information Concerning the Purchaser"), Section 12 ("Source and Amount of Funds") and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither Purchaser, nor to the best of their knowledge, any of their respective executive officers and directors listed in Schedule 1 of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The information set forth in Schedule 1 to the Offer to Purchase is incorporated herein by this reference.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a)  Not applicable.

     (b) The information set forth in Section 9 ("Past Contacts and Negotiations with General Partners") of the Offer to Purchase is incorporated herein by this reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (b)  Not applicable.

     (c)  Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(g) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase are incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     Not applicable.

ITEM 8.   PERSONS RELATED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the "Introduction" and Section 15 ("Fees and Expenses") of the Offer to Purchase are incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

     (a)  Not applicable.

     (b)-(c) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 14 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase are incorporated herein by reference.

     (d)  Not applicable.

     (e)  Not applicable.

     (f) Reference hereby is made to the Offer to Purchase and the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, which are incorporated in their entirety herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

      (a)(1) -   Offer to Purchase, dated June 11, 1997.

      (a)(2) -   Agreement of Sale.

      (a)(3) - Cover Letter, dated June 11, 1997, from Purchaser to Limited Partners.

      (b)    -   Not applicable.

      (c)    -   Not applicable.

      (d)    -   Not applicable.

      (e)    -   Not applicable.

      (f)    -   Not applicable.

                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       June 11, 1997         GRAPE INVESTORS, LLC

                                   By:  Arlen Capital Advisors, LLC
                                        its Manager


                                        By:
                                             ------------------------------
                                             Name: Don Augustine, Manager


                                   Page 7of 8

                                  EXHIBIT INDEX


                                                                Sequential
 Exhibit No.                        Description                 Page Number
 -----------                        -----------                 -----------

 (a)(1) -              Offer to Purchase, dated
                       June 11, 1997.

 (a)(2) -              Agreement of Sale.

 (a)(3) -              Cover Letter, dated June 11, 1997,
                       from Purchaser to Limited Partners.

 (b) -                 Not applicable.

 (c) -                 Not applicable.

 (d) -                 Not applicable.

 (e) -                 Not applicable.

 (f) -                 Not applicable.

                                 EXHIBIT (a)(1)

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


                           OFFER TO PURCHASE INTERESTS
                                       OF
                      DAMSON/BIRTCHER REALTY INCOME FUND I


--------------------------------------------------------------------------------
        THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC DAYLIGHT TIME,
                 ON JULY 16, 1997, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------


      Grape Investors, LLC, a Delaware limited liability company ("Grape" or the "Purchaser"), hereby offers to purchase up to 20,000 Limited Partnership Interests ("Interests") in Damson/Birtcher Realty Income Fund I, a Pennsylvania Limited Partnership (the "Partnership"), at a purchase price of $1,467 for each
 .01 percent of Interests, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Interests after June 1, 1997 (without regard to the record date), whether such distributions are classified as a return on or a return of capital, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Interests sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 20 percent of the Interests outstanding as of the date of the Offer.

      GRAPE IS NOT AN AFFILIATE OF THE GENERAL PARTNERS OF THE PARTNERSHIP


         THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER
                       OF ANY MINIMUM NUMBER OF INTERESTS.

    IF MORE THAN 20,000 INTERESTS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE UP TO 20,000 INTERESTS, ON A PRO RATA
         BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN, SEE "TENDER
              OFFER -SECTION 13, CERTAIN CONDITIONS OF THE OFFER."

A LIMITED PARTNER MAY TENDER ANY OR ALL INTERESTS OWNED BY SUCH LIMITED PARTNER.

                                    IMPORTANT

      Any Limited Partner desiring to tender (sell) any or all of such Limited Partner's Interests should complete and sign the Agreement of Sale in accordance with the instructions in the Agreement of Sale and mail or deliver the Agreement of Sale and any other required documents to Arlen Capital Advisors, LLC at the address set forth on the back cover of this Offer to Purchase, or request his or her broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction for him or her.

              -----------------------------------------------------

      THE GENERAL PARTNERS HAVE NOT ADVISED THE PURCHASER THAT THEY ARE MAKING ANY RECOMMENDATION TO ANY LIMITED PARTNER AS TO WHETHER OR NOT TO TENDER INTERESTS PURSUANT TO THE OFFER TO PURCHASE. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF SALE. NO SUCH RECOMMENDATION, INFORMATION, OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

      QUESTIONS OR REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE AGREEMENT OF SALE MAY BE DIRECTED TO:

                             ARLEN CAPITAL ADVISORS
                                 (800) 891-4105

                                                                   June 11, 1997

                                            DAMSON/BIRTCHER REALTY INCOME FUND I

                                TABLE OF CONTENTS

INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

TENDER OFFER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

Section 1.   Terms of the Offer. . . . . . . . . . . . . . . . . . . . . . . . 3
Section 2.   Acceptance for Payment and Payment for Interests. . . . . . . . . 3
Section 3.   Procedures for Tendering Interests. . . . . . . . . . . . . . . . 3
Section 4.   Withdrawal Rights . . . . . . . . . . . . . . . . . . . . . . . . 4
Section 5.   Extension of Tender Period; Termination; Amendment. . . . . . . . 5
Section 6.   Certain Tax Consequences. . . . . . . . . . . . . . . . . . . . . 5
Section 7.   Purpose and Effects of the Offer. . . . . . . . . . . . . . . . . 5
Section 8.   Future Plans. . . . . . . . . . . . . . . . . . . . . . . . . . . 7
Section 9.   Past Contacts and Negotiations With General Partners. . . . . . . 7
Section 10.  Certain Information Concerning the Business
               of the Partnership and Related Matters. . . . . . . . . . . . . 8
Section 11.  Certain Information Concerning the Purchaser. . . . . . . . . . . 9
Section 12.  Source of Funds . . . . . . . . . . . . . . . . . . . . . . . .  10
Section 13.  Certain Conditions of the Offer . . . . . . . . . . . . . . . . .10
Section 14.  Certain Legal Matters and Required Regulatory Approvals.. . . . .10
Section 15.  Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . .11
Section 16.  Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . .11

SCHEDULE 1
     Information with respect to the Managers of Arlen Capital
     Advisors, LLC, the Manager of Purchaser (Grape) . . . . . . . . . . . . S-1

SCHEDULE 2
     Properties Owned by the Partnership . . . . . . . . . . . . . . . . . . S-2


                                       (i)

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


                                  INTRODUCTION

     Grape Investors, LLC, a Delaware limited liability company (the "Purchaser"), hereby offers to purchase up to 20,000 of the Limited Partnership Interests (the "Interests") of Damson/Birtcher Realty Income Fund I, a Pennsylvania Limited Partnership (the "Partnership"), at a purchase price of $1,467 for each .01 percent of Interests, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Interests after June 1, 1997 (without regard to the record date), whether such distributions are classified as a return on or a return of capital (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Agreement of Sale (which together constitute the "Offer"). The Purchaser will pay all charges and expenses of Arlen Capital Advisors, which will act as the Information Agent ("Information Agent") in connection with the Offer. The 20,000 Interests sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 20 percent of the Interests outstanding as of the date of the Offer.

      GRAPE IS NOT AN AFFILIATE OF THE GENERAL PARTNER OR THE PARTNERSHIP


PURCHASE PRICE

     When you consider the illiquid market (which is essentially nothing more than a "matching service" that attempts to bring buyers and sellers together) the cost of selling commissions, payment of the transfer fee, your annual cost of tax reporting, and the cost of a trustee if Interests are held in an IRA or pension plan, the sale of your Interests for cash may be a good choice for you.

NO SELLING COMMISSION
     Interests sold in the informal market "matching service" usually require payment of a selling commission of the greater of $200 or 10 percent. If you sell to Grape, you will NOT pay any selling commission.

NO TRANSFER FEE
     Grape will be responsible to pay the $25 transfer fee.

PAYMENT OF THE PURCHASE AMOUNT
     A cash payment for your Interest will be made to you within 10 business days following the Expiration Date provided Grape has received from you a properly completed and duly executed Agreement of Sale.

BEFORE SELLING YOUR INTERESTS TO GRAPE, PLEASE CONSIDER THE FOLLOWING FACTORS:

          * No independent person has been retained to evaluate or render any opinion with respect to the fairness of Grape's offer and no representation is made as to such fairness or other measures of value that may be relevant to the Limited Partners. We urge you to consult your own financial and tax advisors in connection with Grape's offer.


          * The Partnership's Annual Report for 1996 filed with the SEC on Form 10-K indicates that the appraised value of the Partnership's remaining properties have an estimated net asset value of $35,711,000 or $3,674 per $10,000 of original investor subscription. (Net asset value represents the appraised value of the Partnership's properties, cash and all other assets less secured loans payable and all other liabilities.)

          * Although Grape cannot predict the future value of the Partnership assets on a per Interest basis, the purchase price could differ significantly from the net proceeds that would be realized from a current sale of the Properties owned by the Partnership or that may be realized upon future liquidation of the Partnership.

          * Grape is making the offer with a view to making a profit. Accordingly, there is a conflict between Grape's desire to acquire your Interests at a low price and your desire to sell your Interests at a high price. Grape's intent is to acquire the Interests at a discount to the value Grape might ultimately realize from owning the Interests.

          * The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners and we urge you to consult your own tax advisor in connection with the Offer.

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


          * Limited Partners who sell their Interests will be giving up the opportunity to participate in any future potential benefits represented by ownership of Interests, including the right to participate in any future distribution of cash or property.

          * If the Purchaser is successful in purchasing more than 10 percent of the outstanding Interests, the Purchaser will be in a position to exert a strong influence upon the General Partners and the operation of the Partnership.

     The purpose of the Offer is to allow the Purchaser to benefit from any one or a combination of the following: (i) any cash distributions, whether such distributions are classified as a return on or a return of capital, from the operations in the ordinary course of the Partnership; (ii) any distributions of net proceeds from the sale of assets by the Partnership; (iii) any distributions of net proceeds from the liquidation of the Partnership; and (iv) any cash from any redemption of the Interests by the Partnership. The Purchaser does not have any present plans or intentions with respect to a liquidation, sale of assets or refinancing of the Partnership's properties.

     The Offer is not conditioned upon the valid tender of any minimum number of the Interests. If more than 20,000 Interests are validly tendered and not withdrawn, the Purchaser will accept up to 20,000 of the tendered Interests on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer--
Section 13. Certain Conditions of the Offer." The Purchaser expressly reserves the right, in its sole discretion and for any reason, to terminate the Offer at anytime and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so.

     The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission ("Commission") at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the commission in Washington, D.C. at prescribed rates or from the Commission's Website at http://www.sec.gov.

     The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. Such Statements and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner specified above.

     According to publicly available information, there were 97,188 Interests issued and outstanding on February 28, 1997, which were held by 9,960 Limited Partners. Grape owns approximately 4.6 of the outstanding Interests.

     Information contained in this Offer to Purchase which relates to, or represents statements made by the Partnership or the General Partners, has been derived from information provided in reports and other information filed with the Commission by the Partnership and General Partners.

     Limited Partners are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender
(sell) their Interests.

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


                         THE OFFER TO PURCHASE INTERESTS
                                       OF
                      DAMSON/BIRTCHER REALTY INCOME FUND I


SECTION 1.  TERMS OF THE OFFER.
     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 20,000 Interests that are validly tendered on or prior to the Expiration Date. The term "Expiration Date" shall mean 12:00 midnight, Pacific Daylight Time, on July 16, 1997, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire.

     The Offer is conditioned on satisfaction of certain conditions. See "Tender Offer--Section 13. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser will not be required to accept for payment or to pay for any Interests tendered, and may amend or terminate the Offer if:
     (i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Interests, the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after June 1, 1997;
     (ii) the Agreement of Sale is not properly completed and duly executed.

SECTION 2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR INTERESTS.
     If not more than 20,000 Interests are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all such Interests so tendered.

     If more than 20,000 Interests are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 20,000 Interests so tendered, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Interests and purchases that would violate the Partnership's Amended and Restated Agreement of Limited Partnership.

     In the event that proration is required, because of the difficulty of immediately determining the precise number of Interests to be accepted, the Purchaser will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. Purchaser will not pay for any Interests tendered until after the final proration factor has been determined.

     If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Limited Partners pursuant to the Offer, such increased consideration shall be paid for all Interests accepted for payment pursuant to the Offer, whether or not such Interests were tendered prior to such increase.

SECTION 3.  PROCEDURES FOR TENDERING INTERESTS.

     VALID TENDER. For Interests to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by Grape at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and not withdrawn by the Expiration Date. A Limited Partner may tender any or all Interests owned by such Limited Partner.

     The delivery of the Agreement of Sale will be deemed made only when actually received by Grape. Sufficient time should be allowed by Seller to ensure timely delivery.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. A tendering Limited Partner must verify such Limited Partner's correct taxpayer identification number or social security number, as applicable, and make certain warranties and representations that it is not subject to backup federal income tax withholding as set forth in the Agreement of Sale.

     TENDERS BY BENEFICIAL HOLDERS. A tender of Interests can only be made by the Registered Owner of such Interests, and the party whose name appears as Registered Owner must tender such Interests on behalf of any beneficial holder, as set forth in the "Instructions" to the Agreement of Sale.

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


     SIGNATURE GUARANTEES. The signature(s) on the Agreement of Sale must be guaranteed by a commercial bank, savings bank, credit union, savings and loan association, or trust company having an office, branch, or agency in the United States, or a brokerage firm that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., as set forth in the Agreement of Sale.

     DETERMINATION OF VALIDITY; REJECTION OF INTERESTS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the form of documents and validity, eligibility (including time of receipt), and acceptance for payment of any tender of Interests will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties.

     OTHER REQUIREMENTS. By executing and delivering the Agreement of Sale, a tendering Limited Partner irrevocably appoints the Purchaser as such Limited Partner's proxy, with full power of substitution. All such proxies are irrevocable and coupled with an interest in the tendered Interests and empower the Purchaser to exercise all voting and other rights of such Limited Partner as they in their sole discretion may deem proper at any meeting of Limited Partners. The complete terms and conditions of the proxy are set forth in the Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Limited Partner also irrevocably constitutes and appoints the Purchaser and its designees as the Limited Partner's attorneys-in-fact. Such appointment will be effective upon Purchaser's payment for the Interests. The complete terms and conditions of the Power of Attorney are set forth in the Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Limited Partner irrevocably assigns to the Purchaser and its assignees all of the rights, title, and interests of such Limited Partner in the Partnership including, without limitation, such Limited Partner's rights, title, and interests in and to any and all distributions made by the Partnership after the Expiration Date, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date and whether such distributions are classified as a return on or a return of capital. The complete terms and conditions of the assignment of the Limited Partner's right, title and interest are set forth in the Agreement of Sale.

     By executing the Agreement of Sale, a tendering Limited Partner represents that either (a) the tendering Limited Partner is not a plan subject to Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or
Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R Section 2510-3-101 of any such plan; or (b) the tender and acceptance of Interests pursuant to the applicable Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

     By executing the Agreement of Sale as set forth above, a tendering Limited Partner also agrees that regardless of any provision in the Partnership's Partnership Agreement which provides that a transfer is not effective until a date subsequent to the date of any transfer of Interests under the Offer, the Purchase Price shall be reduced by any distributions with respect to the Interests after June 1, 1997, whether such distributions are classified as a return on or a return of capital.

     Limited Partners will not have any appraisal or dissenter's rights with respect to or in connection with the Offer.

SECTION 4.  WITHDRAWAL RIGHTS.
     Except as otherwise provided in this Section 4, tenders of Interests made pursuant to the Offer are irrevocable. Interests tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. In the event the Offer is extended beyond the Expiration Date and beyond August 11, 1997, the Interests tendered may be withdrawn at any time.

     In order for a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Purchaser at its address set forth on the last page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Interests to be withdrawn, and the number of Interests to be withdrawn. Any Interests properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


SECTION 5.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.
     The Purchaser expressly reserves the right, in its sole discretion, at any time (i) to extend the period of time during which the Offer is open; (ii) to terminate the Offer; (iii) upon the failure of the Seller to satisfy any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Interests; and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered). Any extension, termination, or amendment will be followed as promptly as practicable by public announcement; the announcement in the case of an extension to be issued no later than 9:00 a.m., Pacific Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14e-1(d) under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or of information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought, however, a minimum ten-business-day period is generally required by Grape to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday, or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Daylight Time.

SECTION 6.  CERTAIN TAX CONSEQUENCES.
     LIMITED PARTNERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO EACH SUCH LIMITED PARTNER OF SELLING INTERESTS PURSUANT TO THE OFFER.

SECTION 7.  PURPOSE AND EFFECTS OF THE OFFER.

     PURPOSE OF THE OFFER. The Purchaser is making the Offer for investment purposes with a view towards making a profit. The Purchaser's intent is to acquire the Interests at a discount to the value that the Purchaser might ultimately realize from owning the Interests. No independent person has been retained by Grape to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made as to such fairness.

     The Purchaser established the Purchase Price based on its own independent analysis of the Partnership, the properties owned by Partnership, the other assets of the Partnership and the financial condition of the Partnership. The Purchaser derived the Purchase Price per Interest from its analysis of financial information from publicly-available information in the Form 10-K and Form 10-Q, information therein. The Purchaser made numerous assumptions and certain adjustments to the Partnership's operating statements. Purchaser engaged an independent accounting firm to determine (from the financial statements contained in the Partnership's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filings with the Securities and Exchange Commission) the following information: (i) distributions paid by the Partnership to the Limited Partners from the inception of the Partnership; (ii) total compensation paid to the General Partners since the inception of the Partnership; (iii) a liquidation value of the assets of the Partnership assuming a liquidation at book value as reported in the Partnership's financial statements. Utilizing this information, the Purchaser performed its own independent analysis in deriving a Purchase Price for the Interests.

     Other measures of value may be relevant to a Limited Partner, and all Limited Partners are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial, or otherwise) in evaluating the terms of the Offer before deciding whether to tender Interests. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership. The purpose of the Offer is to allow the Purchaser to benefit to the greatest extent possible from any one or a combination of the following: (i) any cash distributions from the operations in the ordinary course of the Partnership; (ii) any distributions of net proceeds from the sale of assets by the Partnership; (iii) any distributions of net proceeds from the liquidation of the Partnership; and (iv) any cash from any redemption of the Interests by the Partnership.

     CERTAIN RESTRICTIONS ON TRANSFER OF INTERESTS. The Partnership Agreement restricts transfers of Interests if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership, for federal or applicable state income tax purposes (which termination may occur when 50 percent or more of the Interests are transferred in a twelve-month period). There is currently no active "market" for the Interests, such as the New York Stock Exchange, American Stock Exchange or the NASDAQ; however, there are currently several "matching services" that match potential buyers and sellers of Interests, some of which are conducted in an "auction" format. The provision in the Partnership Agreement which restricts transfers of Interests, if invoked by the General Partners, may limit sales of Interests with the "matching service" in private transactions for the twelve-month period following completion of the Offer. The Partnership may not process any requests for recognition of substitution of Limited Partners upon a transfer of Interests during such twelve-month period which the General Partners believes may cause a tax termination in contravention of the Partnership Agreement. In determining the number of Interests for which the Offer to Purchase is made, the Purchaser took these restrictions into account. THE PARTNERSHIP AGREEMENT CONTAINS NO RESTRICTION ON THE CHANGE OF SELLER'S ADDRESS TO PURCHASER'S ADDRESS, NOR DOES IT CONTAIN ANY RESTRICTIONS TO A PURCHASE OF INTERESTS BECOMING AN "ASSIGNEE OF RECORD" AS COMPARED TO A SUBSTITUTED LIMITED PARTNER.


     EFFECT OF SALES THROUGH "MATCHING SERVICE" AND PRICE RANGE OF THE INTERESTS. If a substantial number of Interests are purchased pursuant to the Offer, the result will be a reduction in the number of Limited Partners. In the case of certain kinds of equity securities, a reduction in the number of security holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no active trading market for the Interests, but only several services that "match" buyers and sellers of Interests, typically by means of an auction, and the Purchaser believes a reduction in the number of Limited Partners will materially further restrict the Limited Partners' ability to find purchasers for their Interests.

     The successful purchase of more than 5.4 percent of the outstanding Interests by the Purchaser will cause the Purchaser to own more than 10 percent of the outstanding Interests. The Purchaser may then be in a position to exert a strong influence upon the General Partners and the operation of the Partnership.

     The Partnership disclosed in its Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1996, "There is no public market for the Limited Partnership Interests and a market is not expected to develop as such Limited Partnership Interests are not publicly traded or freely transferable."

     DISTRIBUTIONS. The Partnership disclosed in its Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1996, and Quarterly Reports on Form 10-Q for the quarter ending March 31, 1997, that it made distributions in quarterly installments to its partners for the two years ended December 31, 1996, and for the three months ending March 31, 1997, as follows:


            Year Ending                Distributions Paid          Distributions Paid                To Limited Partners
            December 31                to General Partners         to Limited Partners          Per $1,000 Original Investment
            -----------                -------------------         -------------------          ------------------------------

               1995                           $8,000                     $759,000                           $ 7.80

               1996                           $5,000                     $506,000                           $ 5.20

       Special Distribution                   $-----                   $1,500,000                           $15.43
                                              ------                   ----------                           ------

     Total 1996 Distributions                 $5,000                   $2,006,000                           $20.63

             1997 (a)                         $2,500                     $253,000                           $ 2.60

               (a) DISTRIBUTIONS FOR THE THREE MONTHS ENDED MARCH 31, 1997.

     The foregoing summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and related notes contained therein.

SECTION 8.  FUTURE PLANS.
     The Purchaser is acquiring the Interests pursuant to the Offer for investment purposes. However, the Purchaser and its affiliates may acquire additional Interests through private purchases, one or more future tender offers, or by any other means deemed advisable. Such future purchases may be at prices higher or lower than the Purchase Price.

SECTION 9.  PAST CONTACTS AND NEGOTIATIONS WITH THE GENERAL PARTNERS.
     The Purchaser, through an affiliate, by a letter dated April 12, 1996 to the General Partner of the Partnership requested a list of the names, addresses, and number of Partnership Interests held by each limited partner in the Partnership. In a letter dated May 3, 1996, counsel for the Purchaser requested a response to the April 12, 1996 letter. By a letter dated May 12, 1996, counsel for the Partnership requested clarification as to whether the Purchaser had a relationship with certain third parties. Counsel for the Partnership and counsel for the Purchaser had a telephone conversation on May 9, 1996 which was later confirmed by letter, that there was no relationship between the Purchaser and those certain third parties. As a result, the list of the Partnership's limited partners was furnished to Purchaser. By letter dated May 21, 1996, Purchaser requested additional information regarding the Partnership and certain of its properties. On June 4, 1996, counsel for the Partnership and counsel for the General Partner discussed the letter. On June 12, 1996, counsel for the Purchaser made a further request for the information. On June 12, 1996, counsel for the Partnership sent a letter to counsel for the Purchaser indicating that certain of the information would be provided and certain of the information would not be provided.

     On June 26, 1996, the Purchaser commenced a limited tender offer, I.E., not to exceed 4.9 percent of the outstanding Interests at a price of $1,075 for each
 .01 percent of Interests. As a result of the Purchaser's June 19, 1996 tender offer which terminated on July 29, 1996, when the transfer forms were submitted to the Partnership's transfer agent to assign and transfer the Interests purchased by Purchaser, the transfer agent refused to make such transfers. On August 3, 1996, counsel for the Purchaser wrote a letter to the transfer agent demanding that the transfers be made. On August 5, 1996, the Purchaser sent a letter to the General Partner requesting that he instruct the transfer agent to approve the transfers.

     During July and August, 1996, conversations regarding the transfer of the Interests acquired in the tender offer took place between counsel for the Partnership and counsel for the Purchaser. On August 23, 1996, the Manager of Purchaser telephoned and left a message for the General Partner of the Partnership. On August 29, 1996, the General Partner sent a letter to the Partnership's Manager indicating, among other things, that it would make its own determination as to whether or not Purchaser would become a substituted limited partner in the partnership.

     On August 28, 1996, Purchaser filed an action entitled GRAPE INVESTORS, LLC ET AL. V. DAMSON/BIRTCHER PARTNERS, ET AL., in the Superior Court of the State of California, in the County of Orange, Case No. 768309 (the "Action"). On August 29, 1996, counsel for the Partnership, after a discussion with counsel for the Purchaser, had sent to him a courtesy copy of the complaint and motion for preliminary injunction and supporting papers and documents seeking to have the Interests acquired pursuant to the tender offer transferred to Purchaser. From September 5, 1996 to September 24, 1996, correspondence and conversations took place between counsel for the Purchaser and counsel for the Partnership in an attempt to resolve the Action. On September 24, 1996, the Action was settled, whereby the Purchaser was admitted as an assignee (but not as a substituted limited partner) of the Interests it had acquired in its tender offer in the Partnership. Various conversations and correspondence between counsel for the Partnership and counsel for the Purchaser took place between September 24, 1996 and March, 1997, when the Settlement Agreement was finally documented.

     On October 3, 1996, Purchaser sent a letter to the Partnership indicating that they had a potential buyer for the Partnership's property, which letter was not responded to.

     On October 21, 1996, Purchaser commenced a second limited tender offer to buy additional Interests in the Partnership (which offer was communicated by letter from Purchaser to the Partnership's General Partner), which offer expired on November 22, 1996.

     On January 23, 1997, counsel for the Purchaser forwarded a letter to counsel for the Partnership requesting certain information regarding distributions and the method of payment to Purchaser. Telephone conversations between those parties also took place regarding that matter and on January 26, 1997, counsel for the Partnership confirmed the method in which distributions were to be made to Purchaser.

     On May 13, 1997, counsel for the Purchaser by letter to counsel for the Partnership requested that the Partnership respond to letter from Argent Ventures, LLC, which response was received. On May 16, 1997, counsel for the Purchaser requested certain information regarding appraisals of the Partnership; a follow-up letter on May 28, 1997 was sent to counsel for the Partnership by counsel for the Purchaser requesting such information. On June 4, 1997, counsel for the Partnership furnished such information to counsel for the Purchaser.

SECTION 10. CERTAIN INFORMATION CONCERNING THE BUSINESS OF THE PARTNERSHIP AND RELATED MATTERS.
     The Partnership was organized on May 7, 1984 under the laws of the State of Pennsylvania. Its principal offices are located at 27611 La Paz Road, P.O. Box 30009, Laguna Niguel, California 92607-0009. Its telephone number is (714) 643-7490. The Partnership's primary business is the operation of income-producing commercial and industrial properties acquired by the Partnership.

     Set forth below is a summary of certain financial information with respect to the Partnership, which has been excerpted or derived from the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and the Partnership's Quarterly Reports on Form 10-Q for the three months ending March 31, 1997. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at the addresses set forth in the "Introduction." The Purchaser disclaims any responsibility for the information included in such reports and documents, and extracted in this Offer to Purchase.

                      DAMSON/BIRTCHER REALTY INCOME FUND I
                             Selected Financial Data


 Income Statement Data:                               Three Months                 Fiscal Year                  Fiscal Year
                                                     Ended 3/31/97                Ended 12/31/96               Ended 12/31/95
                                                     -------------                --------------               --------------

 Net Revenue                                          $1,489,000                   $6,349,000                   $5,973,000

 Net Income                                             $406,000                     $400,000                   ($4,972,000)

 Net Income per                                          $4.13                        $4.07                       -$50.64
 $1,000 Original Investment


 Balance Sheet Data:                                     As of                        As of                        As of
                                                        3/31/97                      12/31/96                     12/31/95
                                                        -------                      --------                     --------

 Total Assets                                         $36,384,000                  $36,482,000                  $38,493,000

 Total Liabilities                                     $4,382,000                   $3,869,000                   $4,269,000

 Limited Partners' Equity                             $33,104,000                  $33,104,000                  $34,714,000
                                                  -----------------------------------------------------------------------------

 Interests Outstanding                                  $97,188                      $97,188                      $97,188

     For information concerning the properties owned by the Partnership, please refer to Schedule 2 attached hereto, which is incorporated herein by reference.

SECTION 11.  CERTAIN INFORMATION CONCERNING THE PURCHASER.
     The Purchaser is a Delaware Limited Liability Company which was organized for the purpose of acquiring the Interests pursuant to the Offer. The Manager of the Purchaser is Arlen Capital Advisors, a California limited liability company ("ACA"), which is controlled by its two members, Don Augustine and Lynn
T. Wells. ACA is engaged in financial and business consulting. The Purchaser's and ACA's offices are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108. For certain information concerning the members of ACA, see
Schedule 1 to this Offer to Purchase.

     Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser beneficially owns or has a right to acquire any Interests other than the approximately 4,480 Interests currently owned by Grape purchased at an average cost of $110 per Interest; (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on
Schedule 1, or any affiliate of the Purchaser or any member, director, executive officer, or subsidiary of any of the foregoing has effected any transaction in the Interests; (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings, or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations; (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or affiliates, on the other hand; and (v) there have been no contracts, negotiations, or transactions between the Purchaser or to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


offer (other than as described in Section 10 of this Offer) or other acquisition of securities, an election or removal of any General Partner, or a sale or other transfer of a material amount of assets.

SECTION 12.  SOURCE OF FUNDS.
     The Purchaser expects that approximately $3,000,000 (exclusive of fees and expenses) will be required to purchase 20,000 Interests (approximately 20 percent of the Interests outstanding), if tendered. The Purchaser will obtain all of those funds from capital contributions from its members, which have an aggregate net worth substantially in excess of the amount required to purchase the Interests.

SECTION 13.  CERTAIN CONDITIONS OF THE OFFER.
     Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or to pay for any Interests tendered, and may amend or terminate the Offer if:
     (i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Interests, the Purchaser will be entitled to receive all Distributions, from any source, from the Partnership after June 1, 1997;
     (ii) the Agreement of Sale is not properly completed and duly executed.

     The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to such condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 13 will be final and binding upon all parties.

SECTION 14.  CERTAIN LEGAL MATTERS AND REQUIRED REGULATORY APPROVALS.

     GENERAL. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Partnership with the Commission and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Interests as contemplated herein, or any filings, approvals, or other actions by or with any domestic, foreign, or governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Interests by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval. The Purchaser's obligation to purchase and pay for Interests is subject to certain conditions. See "Tender Offer-- Section 13. Certain Conditions of the Offer."

     ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of Interests contemplated by the Offer.

     Based upon an examination of publicly available information relating to the business in which the Partnership is engaged, the Purchaser believes that the acquisition of Interests pursuant to the Offer would not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


     STATE TAKEOVER LAWS. The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer, nor any action taken in connection herewith, is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Interests tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Interests tendered.

SECTION 15.  FEES AND EXPENSES.
     Arlen Capital Advisors has been retained by the Purchaser to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offer and will be indemnified against certain liabilities and expenses in connection therewith.

     Except as set forth in this Section 15, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Interests pursuant to the Offer. Brokers, dealers, commercial banks, trust companies, and other nominees, if any, will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

SECTION 16.  MISCELLANEOUS.
     THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) LIMITED PARTNERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OF THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

     In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser will withdraw the Offer. The Purchaser has filed with the Commission the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission as set forth above in "Introduction."

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Agreement of Sale and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Partnership since the date as of which information is furnished or the date of this Offer to Purchase.


                                   GRAPE INVESTORS, LLC.

                                                                   June 11, 1997

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


                                   SCHEDULE 1

                       INFORMATION REGARDING THE MANAGERS
                         OF ARLEN CAPITAL ADVISORS, LLC


     Set forth in the table below are the names of the members of Arlen Capital Advisors, LLC and their present principal occupations and five (5) year employment histories. Each individual is a citizen of the United States and the business address of each person is 1650 Hotel Circle North, Suite 200, San Diego, California 92108.

                    Present Principal Occupation or Employment
Name                and Five-Year Employment History
--------------      --------------------------------

Don Augustine       Member and Manager of Arlen Capital Advisors LLC.  President
                    of Arlen Capital Advisors, Inc., a California corporation, its predecessor entity since 1989.

Lynn T. Wells       Member and Manager of Arlen Capital Advisors LLC.  Vice
                    President of Arlen Capital Advisors, Inc., a California corporation, its predecessor entity since 1989.


     Arlen Capital Advisors LLC and its predecessor entity, Arlen Capital Advisors, Inc. ("ACA"), have been providing business and financial consulting services since 1989. ACA principals offer an extensive background in the capital markets, real estate securities, and real estate markets. ACA, has developed relationships with capital sources who furnish equity and debt for both public and private transactions. In previous transactions, ACA has provided, for its clients, consulting services for the following types of transactions: debt and equity placements for leveraged buy-outs; the making of tender offers; debt and equity capital for real estate development projects; structuring of companies to become REITs; and creation of joint venture partnerships between real estate developers and investors. In addition, ACA provides financial structuring advice and analyses for refinancing and financing alternatives for the design and structuring of joint ventures, limited partnerships (both public and private), and for Real Estate Investment Trusts.

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


                                   SCHEDULE 2

                       PROPERTIES OWNED BY THE PARTNERSHIP


     The following Schedule of Properties owned by the Partnership was extracted from the Partnership's Quarterly Report Form 10-Q for the quarter ending March 31, 1997, as filed with the Securities and Exchange Commission ("Commission").


Property                        Location                Type
--------                        --------                ----
Washington Tech. Center         Renton, WA              Office

Certified Distribution Center   Salt Lake City, UT      Warehouse / Distribution

Ladera Shopping Center          Albuquerque, NM         Retail

The Cornerstone                 Tempe, AZ               Retail

Terracentre                     Denver, CO              Office

Oakpointe                       Arlington Heights, IL   Office


     More comprehensive financial and other information is included in such report and other documents filed by the Partnership with the Commission, and the following is qualified by reference to such report and other documents. Such report and other documents may be examined and copies may be obtained from the offices of the Commission at the addressees set forth in the "Introduction" section of the Offer to Purchase. The Purchaser disclaims any responsibility for the information included in such report and documents, and extracted in this
Schedule 2, as well as any changes which may have taken place in the information in the report since the date it was issued.

                                    EXHIBIT (a)(2)

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


                                  AGREEMENT OF SALE

EACH OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT PACIFIC DAYLIGHT TIME, ON JULY 16, 1997 (THE "EXPIRATION DATE") UNLESS THE OFFER IS EXTENDED.

The undersigned Limited Partner (the "Seller") does hereby tender and sell, assign, transfer, convey and deliver (the "Sale") to Grape Investors, LLC, a Delaware limited liability company ("Grape" or the "Purchaser"), upon the terms and conditions set forth in the Offer to Purchase and this Agreement of Sale ("Agreement"), which together with any supplements or amendments collectively constitute the Offer, all of the Seller's right, title and interest in Interests as that term is defined in the Amended Agreement of Limited Partnership (the "Partnership Agreement") of Damson/Birtcher Realty Income Fund I (the "Partnership") being sold pursuant to this Agreement for a purchase price of $1,467 for each .01 percent of Interests which amount will be reduced by any and all cash distributions from all sources made by the Partnership after June 1, 1997, including without limitation those classified as a return of capital, and until the date that Grape becomes a substituted Limited Partner as that term is defined in the Partnership Agreement, without regard to the record date.

A CASH PAYMENT FOR YOUR INTEREST WILL BE MADE TO YOU WITHIN 10 BUSINESS DAYS FOLLOWING THE EXPIRATION DATE PROVIDED GRAPE HAS RECEIVED FROM YOU A PROPERLY COMPLETED AND DULY EXECUTED AGREEMENT OF SALE.

The Seller hereby represents and warrants to the Purchaser that the Seller owns such Interests and has full power and authority to validly sell, assign, transfer, convey, and deliver to the Purchaser such Interests, and that when any such Interests are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all options, liens, restrictions, charges, encumbrances, conditional sales agreements, or other obligations relating to the sale or transfer thereof, and such Interests will not be subject to any adverse claim. The Seller further represents and warrants that the Seller is a "United States person" as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, or if the Seller is not a United States person, the Seller does not own, beneficially or of record, more than 5 percent of the outstanding Interests.

Such Sale shall include, without limitation, all rights in, and claims to, any Partnership profits and losses, cash distributions from all sources made after June 1, 1997, including without limitation those classified as a return of capital, voting rights and other benefits of any nature whatsoever, distributable or allocable to such Interests under the Partnership Agreement. Upon the execution of this Agreement by the Seller, Purchaser shall have the right to receive all benefits and cash distributions from all sources made by the Partnership after June 1, 1997, including without limitation those classified as a return of capital, and otherwise exercise all rights of beneficial ownership of such Interests.

Seller, by executing this Agreement, hereby irrevocably constitutes and appoints Purchaser as its true and lawful agent and attorney-in-fact with respect to the Interests with full power of substitution. This power of attorney is an irrevocable power, coupled with an interest of the Seller to Purchaser, to (i) execute, swear to, acknowledge, and file any document relating to the transfer of the ownership of the Interests on the books of the Partnership that are maintained with respect to the Interests and on the Partnership's books maintained by the General Partners of the Partnership, or amend the books and records of the Partnership as necessary or appropriate for the withdrawal of the Seller as a Limited Partner of the Partnership, (ii) vote or act in such manner as any such attorney-in-fact shall, in its sole discretion, deem proper with respect to the Interests, (iii) deliver the Interests and transfer ownership of the Interests on the books of the Partnership that are maintained with respect to the Interests and on the Partnership's books, maintained by the Partnership's General Partners, (iv) endorse on the Seller's behalf any and all payments which are made payable to the Seller, received by Purchaser from the Partnership for any period on or after June 1, 1997, in favor of Purchaser, (v) execute on the Seller's behalf, any applications for transfer and any distribution allocation agreements required by the National Association of Securities Dealers, Inc.'s Notice to Members 96-14 to give effect to the transaction contemplated by this Agreement, and (vi) receive all benefits and distribution from all sources, including without limitation those classified as a return of capital, and amend the books and records of the Partnership, including Seller's address of record, to direct distributions from all sources to Purchaser as of the effective date of this Agreement and otherwise exercise all rights of beneficial owner of the Interests. Purchaser shall not be required to post bond of any nature in connection with this power of attorney.

SELLER DOES HEREBY DIRECT AND INSTRUCT THE PARTNERSHIP AND ITS GENERAL PARTNERS IMMEDIATELY UPON THEIR RECEIPT OF THIS AGREEMENT OF SALE (I) TO AMEND THE BOOKS AND RECORDS OF THE PARTNERSHIP TO CHANGE THE SELLER'S ADDRESS OF RECORD TO GRAPE INVESTORS, LLC, C/O ARLEN CAPITAL ADVISORS, 1650 HOTEL CIRCLE NORTH, SUITE 200, SAN DIEGO, CALIFORNIA 92108, AND (II) TO FORWARD ALL DISTRIBUTIONS FROM ALL SOURCES AND ALL OTHER INFORMATION TO BE RECEIVED BY SELLER TO GRAPE INVESTORS, LLC TO THE ADDRESS SET FORTH IN (I) ABOVE.

Seller and Purchaser do hereby release and discharge the General Partners and their affiliates and each of their respective officers, directors, shareholders, employees, and agents from all actions, causes of actions, claims or demands Seller has, or may have, against any such person that result from such party's reliance on this Agreement or any of the terms and conditions contained herein. Seller and Purchaser do hereby indemnify and hold harmless the Partnership and the General Partners and their affiliates and each of their respective officers, directors, shareholders, employees, and agents from and against all claims, demands, damages, losses, obligations, and responsibilities arising, directly or indirectly, out of a breach of any one or more of their respective representations and warranties set forth herein.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Seller and any obligations of the Seller shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


The Seller hereby certifies, under penalties of perjury, that (i) the tax identification number shown on this form is the Seller's correct Taxpayer Identification Number; and (ii) Seller is not subject to backup withholding either because Seller has not been notified by the Internal Revenue Service (the "IRS") that Seller is subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified Seller that Seller is no longer subject to backup withholding.

The Seller hereby also certifies, under penalties of perjury, that the Seller, if an individual, is not a nonresident alien for purposes of U.S. income taxation, and if not an individual, is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations). The Seller understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.

By executing this Agreement, the undersigned Limited Partner represents that either (a) the undersigned Limited Partner is not a plan subject to Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or
Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R. Section 2510.3-101 of any such plan; or (b) the tender and acceptance of Interests pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

The undersigned recognizes that, if proration is required pursuant to the terms of the Offer, the Purchaser will accept for payment from among those Interests validly tendered on or prior to the Expiration Date and not properly withdrawn, the maximum number of Interests permitted pursuant to the Offer on a pro rata basis, with adjustments to avoid purchases of certain fractional Interests and to comply with Section XV of the Partnership Agreement, based upon the number of Interests validly tendered prior to the Expiration Date and not properly withdrawn. The undersigned understands that a tender of Interests to the Purchaser will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchaser may not be required to accept for payment any of the Interests tendered hereby. In such event, the undersigned understands that any Agreement for Interests not accepted for payment will be destroyed by the Purchaser. Except as stated in the Offer to Purchase, this tender is irrevocable, provided that Interests tendered pursuant to the Offer may be withdrawn at any time prior to the applicable Expiration Date.

This Agreement shall be governed by and construed in accordance with the laws of the State of California. Seller waives any claim that California or the Southern District of California is an inconvenient forum, and waives any right to trial by jury.

The undersigned Seller (including any joint owner(s)) owns and wishes to assign the number of Interests set forth below. By its own or its Authorized Signatory's signature below, the Seller hereby assigns its entire right, title and interest to the Interests to the Purchaser.

By executing this Agreement the Seller hereby acknowledges to the General Partners that the Seller desires to withdraw as a Limited Partner as to the Interests referenced herein and hereby directs the General Partners to take all such actions as are necessary to accomplish such withdrawal, and appoints the General Partners the agent and attorney-in-fact of the Limited Partner, to execute, swear to, acknowledge and file any document or amend the books and records of the Partnership as necessary or appropriate for the withdrawal of the Limited Partner.


IN WITNESS WHEREOF the Limited Partner has executed, or caused its Authorized Signatory to execute, this Agreement.




-----------------------------------
Print Seller(s) Name Clearly



-----------------------------------         -----------------------------------
Seller's Signature                          Joint Seller's Signature

MEDALLION GUARANTEE                         MEDALLION GUARANTEE
(Medallion Guarantee for EACH               (Medallion Guarantee for EACH
 Seller's signature)                         Seller's signature)





                                            Purchaser/Grape Investors, LLC
                                            By: Its Manager, Arlen Capital
                                                Advisors, LLC


                                            By:
                                               --------------------------------
                                               Authorized Representative

                                            DAMSON/BIRTCHER REALTY INCOME FUND I


                            INFORMATION & INSTRUCTION PAGE


TO PROPERLY COMPLETE THIS AGREEMENT OF SALE, YOU MUST PROVIDE ALL OF THE REQUIRED INFORMATION ON THIS PAGE. SEE INSTRUCTIONS TO COMPLETE THE SALES AGREEMENT.


                                       Home Telephone Number
--------------------------------

                                       Office Telephone Number
--------------------------------

                                       Mailing Address
--------------------------------

                                       City, State, Zip Code
--------------------------------

                                       State of Residence
--------------------------------

                                       Social Security/Tax ID No.
--------------------------------

                                       Date
--------------------------------

                                       Sales Price for Seller Interests being
--------------------------------       sold pursuant to this Agreement


                            / / Check here if you wish to sell ALL of your Interests

         PLEASE CALL US AT (800) 891-4105 IF YOU HAVE ANY QUESTIONS REGARDING
                             THE SALE OF YOUR INTERESTS.
                     YOU MUST MAIL EXECUTED ORIGINAL TO PURCHASER

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                  INSTRUCTIONS TO COMPLETE AGREEMENT OF SALE

ALL SIGNATURES MUST BE MEDALLION GUARANTEED
BENEFICIAL OWNER OF RECORD SHOULD:                              DEATH
1.  COMPLETE and SIGN Agreement.                                If any owner is deceased, please enclose a certified copy of
2.  Medallion Guarantee required.                               Death Certificate.  If Ownership is OTHER than Joint Tenants
3.  Indicate Number of Interests Owned and/or To Be Sold.       With Right of Survivorship, please provide Letter of
4.  Return Agreement in Envelope Provided.                      Testamentary or Administration current within 60 days
                                                                showing your beneficial ownership or executor capacity (in
JOINT OWNERSHIP                                                 addition to copy of Death Certificate).
Please have ALL owners of record sign Agreement, and
SEPARATELY Medallion Guarantee each signature.                  CORPORATION
                                                                Corporate resolution required showing authorized signatory.
IRA/KEOGH
1.  Beneficial owner must sign Agreement.                       TRUST, PROFIT SHARING OR PENSION PLAN
2.  Provide Custodian information. (i.e. Name, Company          Please provide title, signature, and other applicable pages of
    Name, Address, Phone No. and Account No.)                   Trust Agreement showing authorized signatory.
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------


                                    EXHIBIT (a)(3)

[LOGO]                           GRAPE INVESTORS, LLC

                                    June 11, 1997




To: Limited Partners of Damson/Birtcher Realty Income Fund I


Dear Limited Partner:

    We are pleased to enclose with this letter the offer (the "Offer") by Grape Investors, LLC ("Grape" or the "Purchaser") to pay a purchase price of $1,467 for each .01 percent of Limited Partnership Interests ("Interests") of Damson/Birtcher Realty Income Fund I (the "Partnership"), less the amount of any distributions declared or paid from any source by the Partnership with respect to the Interests after June 1, 1997 (without regard to the record date), whether such distributions are classified as a return on or a return of capital (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Agreement of Sale (which together constitute the "Offer"). The Offer is for up to 20,000 Interests, representing approximately 20 percent of the Interests outstanding on the date of the Offer. If more than 20,000 Interests are tendered, Interests will be accepted on a pro rata basis.

    The materials in this package include important information concerning the Purchaser, the terms and conditions to the Offer and instructions for tendering your Interest. IT IS IMPORTANT THAT YOU TAKE SOME TIME TO READ CAREFULLY THE ENCLOSED OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND OTHER ACCOMPANYING MATERIALS IN ORDER TO EVALUATE THE OFFER BEING MADE BY THE PURCHASER.


         GRAPE IS NOT AN AFFILIATE OF THE GENERAL PARTNER OR THE PARTNERSHIP

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
According to the records provided to us by the General Partner you currently own
            [XXX]% OF THE OUTSTANDING INTERESTS IN THE PARTNERSHIP
                We are offering to purchase those Interests for
                                  $[XXX] CASH
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PURCHASE PRICE
    When you consider the illiquid market (which is essentially nothing more than a "matching service" that attempts to bring buyers and sellers together) the cost of selling commissions, payment of the transfer fee, your annual cost of tax reporting, and the cost of a trustee if Interests are held in an IRA or pension plan, the sale of your Interests for cash may be a good choice for you.

NO SELLING COMMISSION
    Interests sold in the informal market "matching service" usually require payment of a selling commission of the greater of $200 or 10 percent. If you sell to Grape, you will NOT pay any selling commission.

NO TRANSFER FEE
    Grape will be responsible to pay the $25 transfer fee.

PAYMENT OF THE PURCHASE AMOUNT
    A cash payment for your Interest will be made to you within 10 business days following the Expiration Date provided Grape has received from you a properly completed and duly executed Agreement of Sale.

BEFORE SELLING YOUR INTERESTS TO GRAPE, PLEASE CONSIDER THE FOLLOWING FACTORS:

         - No independent person has been retained to evaluate or render any opinion with respect to the fairness of Grape's offer and no representation is made as to such fairness or other measures of value that may be relevant to the Limited Partners. We urge you to consult your own financial and tax advisors in connection with Grape's offer.

         - The Partnership's Annual Report for 1996 filed with the Securities and Exchange Commission on Form 10-K indicates that the appraised value of the Partnership's remaining properties have an estimated net asset value of $35,711,000 or $3,674 per $10,000 of original investor subscription. (Net asset value represents the appraised value of the Partnership's properties, cash and all other assets less secured loans payable and all other liabilities.)

         - Although Grape cannot predict the future value of the Partnership assets on a per Interest basis, the purchase price could differ significantly from the net proceeds that would be realized from a current sale of the Properties owned by the Partnership or that may be realized upon future liquidation of the Partnership.

         - Grape is making the offer with a view to making a profit. Accordingly, there is a conflict between Grape's desire to acquire your Interests at a low price and your desire to sell your Interests at a high price. Grape's intent is to acquire the Interests at a discount to the value Grape might ultimately realize from owning the Interests.

         - The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners and we urge you to consult your own tax advisor in connection with the Offer.

         - Limited Partners who sell their Interests will be giving up the opportunity to participate in any future potential benefits represented by ownership of Interests, including the right to participate in any future distribution of cash or property.

         - If the Purchaser is successful in purchasing more than 10 percent of the outstanding Interests, the Purchaser will be in a position to exert a strong influence upon the General Partners and the operation of the Partnership.

    If you wish to sell some or all of your Interests now, please read carefully the enclosed Offer to Purchase and the Agreement of Sale. All you need to do is complete the Agreement of Sale in accordance with the instructions provided therein, sign where indicated, have your signature Medallion Guaranteed, and return it to Grape in the pre-addressed return envelope.

    This Offer will expire at 12:00 midnight, Pacific Daylight Time, on July 16, 1997, unless extended.

    If you have any questions or need assistance in completing the Agreement of Sale, please call Arlen Capital Advisors at (800) 891-4105.



                                       GRAPE INVESTORS, LLC.